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                                                                 EXHIBIT (d)(18)

PRESS RELEASE

FOR IMMEDIATE RELEASE:

                                          CONTACT: LARRY DENNEDY
                                          MACKENZIE PARTNERS, INC.
                                          (212) 929-5500

               DLZ CORP. COMPLETES TENDER OFFER FOR DIGITAL LINK
           94.4% STOCK OWNERSHIP TO BE FOLLOWED BY SHORT-FORM MERGER

    SANTA CLARA, California, November 16, 1999--DLZ Corp. announced today that it had successfully completed its tender offer to purchase the outstanding shares of Digital Link Corporation (NASDAQ:DLNK) for $10.85 cash per share.

    The offer expired at 12:00 midnight New York City time on November 15, 1999. As of the expiration of the offer, 3,615,415 shares of Digital Link stock had been tendered which, together with shares held by DLZ and its affiliates, constitutes approximately 94.4% of the outstanding Digital Link stock.

    Following the consummation of the tender offer, a wholly owned subsidiary of DLZ Corp. will be merged with and into Digital Link and the merger agreement provides that shareholders will receive $10.85 cash per share.

    The Information Agent for the Tender Offer was MacKenzie Partners, Inc. MacKenzie can be contacted by calling (800) 322-2885 Toll-Free or by calling
(212) 929-5500.

About Digital Link

    Digital Link Corporation is leading provider of high-performance, cost-effective, digital network access products for narrowband and broadband applications. The company offers access solutions that increase the level of intelligence at the demarcation point where LAN's and WAN's meet. These products are used by Internet service providers and carriers as infrastructure equipment, and by enterprises for connectivity to WAN services. Digital Link is headquartered in Sunnyvale, California, and offers its products worldwide. Additional information about Digital Link is available at: HTTP://WWW.DL.COM.

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